June 18, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	ADiTx Therapeutics, Inc.
Registration Statement on Form S-1
File No. 333-235933

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence with the U.S. Securities and Exchange Commission via EDGAR on June 17, 2020, in which we joined the request of ADiTx Therapeutics, Inc. regarding the acceleration of the effectiveness of the above-captioned Registration Statements to 4:30 p.m., Eastern Daylight Time on June 18, 2020. We hereby formally withdraw our prior request for acceleration of the effective date of the above-captioned Registration Statement.

Dawson James Securities, Inc.

By:	/s/ Robert D. Keyser
Name:	Robert D. Keyser
Title:	CEO